SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

CHARMING SHOPPES, INC.
(Name of Subject Company)
CHARMING SHOPPES, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

161133103
(CUSIP Number of Class of Securities)

Colin D. Stern
Vice President and General Counsel
3750 State Road
Bensalem, Pennsylvania 19020
(215) 245-9100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copy to:
Douglas Raymond
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA  19103
(215) 988-2548

☑    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Set forth below is a copy of a press release first published, sent or given to security holders by Charming Shoppes, Inc. on May 2, 2012.

ascena	CHARMING SHOPPES, INC.
retail group inc.

NEWS RELEASE

Ascena Retail Group, Inc. Reaches Agreement to Acquire
Charming Shoppes, Inc.

•	Acquisition provides highly compelling strategic fit

•	Transaction expected to be neutral or slightly accretive to Ascena's earnings in the first full year of combined operations and increasingly accretive thereafter

•	Brings Lane Bryant, Catherines and Fashion Bug brands into the Ascena family

SUFFERN, NY - May 2, 2012 - Ascena Retail Group, Inc. (NASDAQ: ASNA) and Charming Shoppes, Inc. (NASDAQ: CHRS) today jointly announced that they have entered into a definitive agreement under which Ascena will acquire Charming Shoppes in a cash transaction valued at approximately $890 million. Ascena has agreed to make a cash tender offer for all outstanding shares of Charming Shoppes common stock at a price of $7.35 per share. The tender offer is expected to commence within 10 business days. Subject to customary conditions and approvals, the transaction is expected to close during the second calendar quarter of 2012.

Founded in 1940 and headquartered in Bensalem, Pennsylvania, Charming Shoppes is a leading apparel retailer specializing in women's plus-size apparel. Charming Shoppes is the parent company of three distinct brands - Lane Bryant, Catherines Plus Sizes and Fashion Bug - and operates over 1,800 retail stores nationwide and store-related e-commerce websites. Charming Shoppes also operates Figi's, a direct marketing business.

“Charming Shoppes is a superb strategic fit for Ascena,” said Ascena President and CEO David Jaffe. “A key component of our growth strategy over the past several years has been to make highly selective and powerful acquisitions. We've built a family of retail brands, each serving a unique customer niche, with a culture that embraces the sharing of resources, new ideas and talented team members. Over the past few years, we have welcomed into our family new brands and new team members while delivering increasing value to shareholders. We believe that Charming Shoppes will be no exception.”

“The Board of Directors of Charming Shoppes is pleased with this transaction, which represents the outcome of the strategic review and extensive sale process we commenced on December 1, 2011,” said Michael Goldstein, Chairman of the Board of Charming Shoppes. “In addition to partnering with a buyer that can support the future growth and development of our businesses, the $7.35 per share consideration represents a premium of 25% to the closing market price of Charming Shoppes common stock on May 1, 2012 and an 89% premium to the unaffected share price of Charming Shoppe's common stock on November 30, 2011, the day prior to our announcement of our strategic review process. We are confident that this transaction is in the best interests of our shareholders.”

Anthony M. Romano, President and Chief Executive Officer of Charming Shoppes said, “I would like to say how pleased we are to join the Ascena Retail Group. David and his team have an excellent track record of acquiring and seamlessly integrating brands with a strong market niche and growth potential, hallmarks of our Charming Shoppes' brands. While we are proud of our progress and accomplishments and believe our brands are now poised for growth, this business combination is extremely powerful, offers a compelling premium in recognition of our significant progress and is in the best interests of our shareholders. The Ascena team are some of the best retail executives in the business, and they have built a world-class specialty retailing organization.”

The tender offer is subject to customary conditions, including that the holders of a minimum of a majority of the fully diluted shares of Charming Shoppes tender, and do not withdraw, their shares prior to the expiration of the tender offer. Simultaneously with the acceptance of the tendered shares, Ascena will have the option, if less than 80% of the outstanding shares of Charming Shoppes are tendered, to acquire additional, newly issued shares of Charming Shoppes such that, after giving effect to the exercise of the option, Ascena will own more than 80% of the outstanding shares, whereupon Ascena will be able to merge its acquisition subsidiary into Charming Shoppes in a short-form merger that will not require any further vote of shareholders. Holders who do not tender their shares will receive the same consideration, $7.35 per share, in the merger. The consummation of the transaction is not subject to financing, and Ascena has obtained commitments for financing that, together with cash on hand, will be sufficient to fund the transaction. The boards of directors of both companies have unanimously approved the terms of the transaction. Upon completion of the acquisition, Charming Shoppes will operate as a separate subsidiary of Ascena. Charming Shoppes is currently led by CEO Anthony Romano. “Tony and his team are talented retailers and we look forward to their partnership as we move forward in this process,” Jaffe said.

BofA Merrill Lynch is acting as financial advisor and Proskauer Rose LLP as legal advisors for Ascena Retail Group, Inc. Barclays is acting as financial advisor and Drinker Biddle & Reath LLP and Schulte Roth & Zabel LLP as legal advisors to Charming Shoppes, Inc.

Conference Call Information

Ascena Retail Group, Inc. and Charming Shoppes, Inc. will conduct a joint conference call later this morning, May 2, 2012 at 10:30 AM Eastern Time to review the transaction. Parties interested in participating in this call should dial in at 617-213-8845 five minutes prior to the start time, the passcode is 78812084. The call will also be simultaneously broadcast at www.ascenaretail.com and www.charmingshoppes.com. A recording of the call will be available shortly after its conclusion and until June 2, 2012 by dialing 617-801-6888, the passcode is 40317428.

About Ascena Retail Group, Inc.

Ascena Retail Group, Inc. is a leading national specialty retailer of apparel for women and tween girls, operating through its wholly-owned subsidiaries, the dressbarn, maurices and Justice brands. The Company operates through its subsidiaries over 2,500 stores throughout the United States, Puerto Rico and Canada.

dressbarn offers casual, career and special occasion fashion apparel and accessories at value prices for women ages 35-55, operates 836 stores in 48 states.  maurices offers casual and career apparel and accessories at value prices to the fashion-conscious woman, ages 17-34 with a 20-something attitude, and operates 810 stores in 44 states and Canada.  Justice offers trend-right apparel and accessories at value prices for tween girls ages 7-14 and operates 920 stores in 46 states, Puerto Rico and Canada.

For more information, visit www.ascenaretail.com, www.dressbarn.com, www.maurices.com and www.shopjustice.com.

About Charming Shoppes, Inc.

Charming Shoppes, Inc. (NASDAQ: CHRS) is a leading apparel retailer specializing in women's plus-size apparel. At April 28, 2012, Charming Shoppes, Inc. operated 1,832 retail stores in 48 states under the names LANE BRYANT®, CACIQUE®, LANE BRYANT OUTLET®, FASHION BUG®, FASHION BUG PLUS® and CATHERINES PLUS SIZES®. The company also operates the Figi's family of brands, including the holiday food and gifts catalog Figi's® Gifts in Good Taste®, the home and gifts catalog Figi's® Gallery and its wholesale unit Figi's Business Services. For more information about Charming Shoppes and its brands, please visit www.charmingshoppes.com, www.lanebryant.com, www.cacique.com, www.fashionbug.com, www.catherines.com, www.loop18.com, www.figis.com and www.figisgallery.com.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, which include all statements other than those made solely with respect to historical fact. Forward-looking statements speak only as of the date on which they are made, and neither Ascena nor Charming Shoppes undertakes any obligation to update or revise any forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements, including the following: (a) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (b) the inability to complete the transaction due to the failure to satisfy conditions to the transaction; (c) the risk that the proposed transaction disrupts current plans and operations; (d) the risk that anticipated synergies and opportunities as a result of the transaction will not be realized; (e) difficulties or unanticipated expenses in connection with integrating Charming Shoppes into Ascena; (f) the risk that the acquisition does not perform as planned, including the risk that the combined business will not achieve anticipated revenue and profitability improvements; and (g) potential difficulties in employee retention following the closing of the transaction.
# # #

The tender offer described herein has not yet been commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities of Charming Shoppes. At the time the tender offer is commenced, Ascena and its wholly owned subsidiary intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Charming Shoppes intends to file a Solicitation/Recommendation Statement on Schedule 14d-9 with respect to the tender offer. Ascena, its wholly owned subsidiary and Charming Shoppes intend to mail these documents to the shareholders of Charming Shoppes. These documents will contain important information about the tender offer, and shareholders of Charming Shoppes are urged to read them carefully when they become available. Shareholders of Charming Shoppes will be able to obtain a free copy of these documents (when they become available) and other documents filed by Charming Shoppes or Ascena with the SEC at the website maintained by the SEC at www.sec.gov. In addition, shareholders will be able to obtain a free copy of these documents (when they become available) from Ascena by contacting Ascena at 30 Dunnigan Drive, Suffern, NY 10901, attention: Investor Relations, or from Charming Shoppes by contacting Charming Shoppes at 3750 State Road, Bensalem, PA 19020, attention: Investor Relations.

INVESTOR CONTACTS:

ASCENA RETAIL GROUP, INC.	CHARMING SHOPPES, INC.
Armand Correia	Gayle M Coolick
Executive Vice President and	Vice President, Investor Relations
Chief Financial Officer	Charming Shoppes, Inc.
Ascena Retail Group, Inc.	(215) 638-6955
(845) 369-4600

James Palczynski
Principal and Director
ICR, Inc.
(203) 682-8229

MEDIA CONTACTS:
James McCusker
ICR, Inc.
(203) 682-8245

Dawn Dover
Kekst and Company
212-521-4817

Set forth below is a copy of a letter to employees first published, sent or given to security holders by Charming Shoppes, Inc. on May 2, 2012.

A message from Tony Romano

This morning, we have announced the conclusion of the strategic review that our Board of Directors and management team announced in early December. This involves the acquisition of our company by Ascena Retail Group, a leading national specialty retailer of apparel for women and tween girls operating under the dressbarn, maurices and Justice brands, based in Suffern, New York. Please CLICK HERE to access the press release our companies jointly issued this morning.
The strategic review process was prompted by our understanding of the strength and value of our core brands and our deep belief that, with the right resources and strategy, these brands could be even more powerful and generate even higher levels of growth and profitability. We believe that, in addition to providing our shareholders compelling value for their common stock, this transaction affirms all we have done to successfully improve our performance and provides us the means to significantly accelerate our progress toward reaching our full, exciting potential.
At 9:30 AM today, Ascena's president, CEO and board director, David Jaffe, will join us all at the Bucks County Sheraton to provide his perspectives about today's announcement and the prospects for our combined company. All Bensalem associates are expected to attend the meeting*. We understand that we have given short notice for our meeting at 9:30 AM this morning.  In an effort to make sure all associates receive this message and we have maximum attendance at the Sheraton, I am asking managers and supervisors to reach out personally to their team members to ensure this message was received. Due to the morning rush hour traffic, and anticipated parking limitations, car pooling is strongly encouraged. Please CLICK HERE for address and directions.
For those located at our other campuses, you may dial into the meeting at 866-397-7253 (conference code 9584132169) and a video of the presentation will be available on Up2Date this afternoon. Later today, David and I will be traveling to Columbus for a 4:15 PM meeting with our Lane Bryant team in the café.
Until then, I want to provide you with just a few more details than are available in the press release:

•
Ascena shares our dedication to nurturing great talent, as well as our passion for offering customers the best product and shopping experience, both in the stores and online. Their team understands that we know our customers better than anyone in the business and appreciates that.

•
Charming Shoppes' back office and administrative functions, along with the Catherines and Fashion Bug brands will remain in Bensalem, Pennsylvania and Lane Bryant will continue to operate out of Columbus, Ohio.

•	Ascena has a proven track record of success in integrating strong niche brands and strengthening their growth and performance through their best-in-class shared services platform.

•
Until the transaction closes, expected during the second calendar quarter, you should expect to see no changes in how we operate our business. As always, management will communicate any developments to you as soon as we possibly can.

We know that you have many questions, and there will be some time in our meetings today for a Q&A. But please know that at this early stage, there are many questions we just cannot answer, and we thank you, in advance, for your understanding and patience as we move through this process. Remember that you may also direct questions to me at AskTony@charming.com.
Thank you for all you continue to do for our company.
Tony

# # #

The tender offer described herein has not yet been commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities of Charming Shoppes. At the time the tender offer is commenced, Ascena and its wholly owned subsidiary intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Charming Shoppes intends to file a Solicitation/Recommendation Statement on Schedule 14d-9 with respect to the tender offer. Ascena, its wholly owned subsidiary and Charming Shoppes intend to mail these documents to the shareholders of Charming Shoppes. These documents will contain important information about the tender offer, and shareholders of Charming Shoppes are urged to read them carefully when they become available. Shareholders of Charming Shoppes will be able to obtain a free copy of these documents (when they become available) and other documents filed by Charming Shoppes or Ascena with the SEC at the website maintained by the SEC at www.sec.gov. In addition, shareholders will be able to obtain a free copy of these documents (when they become available) from Ascena by contacting Ascena at 30 Dunnigan Drive, Suffern, NY 10901, attention: Investor Relations, or from Charming Shoppes by contacting Charming Shoppes at 3750 State Road, Bensalem, PA 19020, attention: Investor Relations.

Set forth below is a copy of a presentation first published, sent or given to security holders by Charming Shoppes, Inc. on May 2, 2012.

Set forth below is a copy of the transcript of a conference call held on May 2, 2012.

Event ID: 4805471
Culture: en-US
Event Name: Ascena Retail Group Inc to Acquire Charming Shoppes Inc - Conference Call
Event Date: 2012-05-02T14:30:00 UTC

C: Allison Townsend;ICR;IR
C: David Jaffe;Ascena Retail Group Inc.;President & CEO
C: Gayle Coolick;Charming Shoppes, Inc.;VP, IR
C: Armand Correia;Ascena Retail Group Inc.;EVP & CFO
C: Anthony Romano;Charming Shoppes, Inc.;CEO
P: Edward Yruma;KeyBanc Capital Markets;Analyst
C: Eric Specter;Charming Shoppes, Inc.;CFO
P: Scott Krasik;BB&T Capital Markets;Analyst
P: Neely Tamminga;Piper Jaffray;Analyst
P: Samantha Panella;Raymond James;Analyst
P: Anna Andreeva;FBR Capital Markets;Analyst
P: Mark Montagna;Avondale Partners;Analyst
P: Carla Casella;JPMorgan;Analyst
P: Steve Marotta;CL King;Analyst
P: Janine Stichter;Telsey Advisory Group;Analyst
P: Steve Kernkraut;Berman Capital;Analyst
P: Travis Williams;Stephens Inc.;Analyst
P: Bashin Shay;Tullet Preemboppin;Analyst
P: Operator;;
P: Unidentified Company Representative;;

+++ presentation
Operator: Good day, ladies and gentlemen and welcome to the Ascena Retail Group conference call to discuss the agreement to acquire Charming Shoppes, Incorporated. My name is Shaquanah and I will be your operator for today. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. As a reminder, this conference is being recorded for replay purposes. I would now like to turn the conference over to your host for today's call, Ms. Allison Townsend of ICR. Please proceed.

Allison Townsend: Thank you, Shaquanah. Today's call is being recorded and will be available for replay later today. Information on accessing this replay is available on today's press release.

As a matter of formality, I need to remind participants that remarks made by management during the course of this call may contain forward-looking statements about the Company's results and plans. These are subject to risks and uncertainties that could cause the actual results and implementation of the Company's plans to vary materially. These risks are referenced in today's press release, as well as in the Company's most recently filed Forms 10-K and 10-Q.

At this time, I would like to turn the conference call over to your host Mr. David Jaffe, President and CEO of Ascena Retail Group. David?

David Jaffe: Thanks, Allison. I am going to ask Gayle Coolick, VP of Investor Relations at Charming Shoppes, to review the Safe Harbor language.

Gayle Coolick: Thanks and good morning. Certain statements in these remarks are forward-looking statements, which include all statements other than those made solely with respect to historical fact. Forward-looking statements speak only as of the date on which they are made and we undertake no obligation to update or revise any forward-looking statements.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements, including the following -- the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the inability to complete the transaction due to the failure to satisfy conditions to the transaction; the risk that the proposed transaction disrupts current plans and operations; the risk that the anticipated synergies and opportunities as a result of the transaction will not be realized; difficulties or unanticipated expenses in connection with integrating Charming Shoppes into Ascena; the risk that the acquisition does not perform as planned, including the risk that the combined business will not achieve anticipated revenue and profitability improvements; and potential difficulties in employee retention following the closing of the transaction. I will turn the call back to David Jaffe.

David Jaffe: Thanks, Gayle. Good morning to everyone and thank you for joining us to discuss our planned transaction with Charming Shoppes. Joining me today is Anthony Romano, CEO of Charming Shoppes; Armand Correia, our CFO; Eric Specter, CFO of Charming Shoppes; and as you just heard, Gayle Coolick, VP of Investor Relations for Charming. We are all very excited to be making this announcement and to the opportunities to combine two families of exceptional, exceptional retail brands.

A key component of Ascena's growth strategy over the past several years has been to make highly selective and powerful acquisitions. We have built a family of retail brands, each serving a unique customer niche with a culture that embraces the sharing of resources, new ideas and talented team members.

Over the past few years, we have welcomed into that family strong brands and new team members while delivering tremendous value to shareholders. We believe that Charming Shoppes will be no exception. There is both an ongoing revenue growth opportunity and a profitability opportunity. We are well-positioned for this acquisition and expect the process to be facilitated by our holding company structure.

More importantly, our shared service model is designed with acquisitions in mind. This should enable us to work with the associates at Charming Shoppes to continue to improve their margin and eliminate redundancy.

Charming Shoppes has a number of powerful concepts. Lane Bryant is a century-old deeply ingrained and iconic brand that, like our other concepts, has built a leading market position by providing great fashion and great value. The operational and strategic fit of the Lane Bryant, Catherines and Cacique businesses into our organization is excellent. Collectively, they have a very strong relationship with and understanding of their customer. With those concepts, Charming Shoppes has become the clear category-leading specialty retailer for the plus size customer. An apparel market that continues growing at a significant rate.

With respect to Fashion Bug, the management at Charming Shoppes previously disclosed their intention to divest this business. We will review our options and Charming Shoppes prior plan before taking any definitive direction.

With respect to Figi's, it is clearly a different type of business than our other brands. I will note that it appears to have a good business slot and a viable market opportunity with a dedicated infrastructure. Given those variables, we are exploring our options.

Armand Correia will summarize the terms of the deal in a minute, but I want to make clear that we expect the transaction prior to any one-time or transaction-related items to be neutral or slightly accretive to our earnings in the first full fiscal year and increasingly accretive over time.

Charming Shoppes' back-office and administrative function, along with the Catherines and Fashion Bug brands, will remain in Bensalem, Pennsylvania and Lane Bryant will continue to operate out of Columbus, Ohio. Toning this team are talented retailers and we look forward to their partnership as we move ahead in this process. The team has made excellent progress and certainly has already turned the corner on elevating the fashion component of apparel offerings and focusing on the customer leading to improved operating profitability. We look forward to supporting their work in developing Charming Shoppes' brands to their full potential. We will be working to develop a very specific integration plan for post-closing.

While this process will take some time, we believe there is great opportunity to expand the long-term potential of these leading brands. We will work with Tony and his team to make smart choices regarding streamlining the operation and focusing the business.

Ascena has been able to maintain an excellent balance sheet with ready access to a significant amount of cash. At the end of our just completed third quarter, we had cash and marketable securities of approximately $600 million and no debt. We will use cash and $475 million of debt to fund the acquisition.

So by closing this planned acquisition, by nearly any measure, we will be among the very largest specialty retailers. Initially, we will be operating in excess of 4400 stores with over 54,000 associates anchored by extremely well-positioned concepts. Just as we have done in the past, we expect to improve this sales productivity, margin and cash flow of the acquired businesses and to essentially liberate their earnings power.

Additionally, as has been the case with each of our prior acquisitions, this is a great learning opportunity for both companies to identify, share and implement best practices. I would now like Armand to detail the terms of the agreement.

Armand Correia: Thank you, David. As noted in our press release this morning, we have agreed to pay $7.35 per share for Charming Shoppes' common stock for a total purchase price of approximately $890 million. This represents a premium of 25% to yesterday's closing market price and an 89% premium with where the stock was trading just prior to Charming Shoppes' December 1, 2011 announcement to begin a strategic review process.

We are utilizing a two-step transaction structure. A newly formed wholly-owned subsidiary of Ascena will make a tender offer for the outstanding shares of Charming Shoppes at a price per share of $7.35. This tender offer is subject to customary conditions and approvals, including the holders of a majority of the fully diluted shares of Charming Shoppes' tender and do not withdraw their shares prior to the expiration date of the tender offer.

Simultaneously with the acceptance of the tender shares, Ascena will have the option, if less than 80% of the outstanding shares of Charming Shoppes are not tendered, to acquire additional newly issued shares of Charming Shoppes so that, after giving effect to this exercise of the option, Ascena will own more than 80% of the outstanding shares, at which point, Ascena will be able to merge its acquisition subsidiary into Charming Shoppes in a short form merger that will not require a vote of the stockholders.

Holders who do not tender their shares will receive the same consideration of $7.35 per share in the merger. Upon the successful completion of the transaction, Charming Shoppes will become a wholly-owned subsidiary of Ascena. The completion of this transaction is not subject to financing and Ascena has obtained commitments for financing that, together with cash on hand, will be sufficient to fund this transaction.

Following the transaction, Ascena's balance sheet will remain strong with comfortable amounts of debt and strong levels of cash flow expected to be generated going forward. The tender offer has not yet commenced. This presentation is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Company.

At the time the tender offer is commenced, Ascena's acquisition subsidiary will file a tender offer statement on Schedule TO and Charming Shoppes will file a Solicitation/Recommendation Statement on Schedule 14d-9 with respect to the tender offer with the Securities and Exchange Commission.

Investors and Charming Shoppes shareholders are strongly advised to read carefully the tender offer statements, including the offer to purchase, the letter of transmittal, the related tender offer documents, and the related Solicitation/Recommendation Statement when they become available. They will contain important information, including the various terms of and conditions to the tender offer. Such material, when prepared and ready for release, will be made available to Charming Shoppes' shareholders at no expense to them.

In addition, when prepared and ready for release, such material will be available for no cost from the Securities and Exchange website at www.sec.gov. I will now turn the call back over to David.

David Jaffe: Thank you, Armand. With that, I would like to turn it to Tony so he may share his thoughts.

Anthony Romano: Thank you, David. I would like to first say how pleased we are to join the Ascena Retail Group. David and his team have an excellent track record of acquiring and seamlessly integrating brands with strong market niches and growth potential -- hallmarks of our Charming Shoppes brands. While we are proud of our progress and accomplishments and believe our brands are now poised for growth, this business combination is extremely powerful, offers a compelling premium in recognition of our significant progress and is in the best interests of our shareholders.

The Ascena team are some of the best retail executives in the business and they have built a world-class specialty retailing organization. The Charming Shoppes has made excellent operational progress in the past year and has achieved increased operating profitability. I would like to recognize the efforts of our talented Charming Shoppes associates who have made important contributions to our recent success.

Our ability to capitalize on Ascena's powerful platform will allow us to quickly extend and enhance some of the initiatives we already have underway and provide for some opportunities that do not exist for us as a stand-alone company. At the same time, those elements that address product, brand and merchandising will receive much more focus.

Our primary mission continues to be to offer the best product and shopping experience to our customer in any channel she wishes to transact with us. Joining the Ascena team will allow for us to provide greater emphasis on our customer who will connect emotionally and help her look, feel and be her best.

We look forward to working with David and his team to leverage the benefits of our combined company. Our powerful combination will help to accelerate the achievement of continuing our mission, which is to be the plus size authority for fit, fashion and value, profitably serving as the destination for all her lifestyle needs. We are excited to have delivered a very compelling agreement to our existing shareholders and once we complete the transaction, to have that opportunity to continue to enhance value for Ascena's shareholders. David?

David Jaffe: Thanks, Tony. It is really very gratifying and rewarding on many levels to have the continuing opportunity to build these types of partnerships. I think we really owe our success on this front to an organizational culture that is truly collegial, collaborative and welcoming. I think in a lot of very healthy ways, we have become the biggest, small family business in the country. We have come to look forward to each opportunity to welcome new members into the family. That attitude fosters a spirit of cooperation, understanding, trust and respect, all of which are critical in achieving an effective, timely and comprehensive integration process.

I know I speak for the entire Company when I say how eagerly we look forward to welcoming all the associates, store managers, corporate employees and especially the senior management team of Charming Shoppes.

This transaction presents a unique opportunity for us at Ascena. It has the potential to be incredibly powerful. At the same time, we definitely recognize and are prepared for the fact that it is the largest and most complex deal we have executed to date and ultimately going to involve a tremendous amount of thoughtful hard work. At the same time, we think the path is relatively clear and the benefits very compelling.

To summarize, we believe that, with this transaction, the additional market-leading concepts of Charming Shoppes will enhance our already strong group of powerful retail brands. The plus size niche will extend our focus to a clearly defined and generally non-overlapping customer. The diversification and scale of our business will be enhanced further leveraging our holding company structure and our shared service platform.

We are confident that we have developed the core skill set and the processes to integrate successfully. We believe this transaction carries a strong premium for the Charming Shoppes shareholders and an excellent ongoing value-creation opportunity for our senior shareholders.

We can address your questions in just a moment. I would like to note that there is, of course, a lot of publicly available information about the past performance of Charming Shoppes and Ascena. And I would remind you that while we have announced the deal, we haven't yet formally launched the tender offer, the process associated with it and the deal is subject to a number of closing conditions.

While we are a little constrained as to what we can share right now, we will do our best to be helpful. Once we reach closing as we did with Tween Brands, we will share more detailed information. Thanks for your attention and I would like to turn it back to Armand for a few more comments.

Armand Correia: Thank you, David. I would like to take advantage of this opportunity to give you all a quick update on what we are seeing in our Ascena business today. We continue to be comfortable with our previous full-year earnings guidance in the range of $1.37 to $1.40 post-split. However, there will likely be a shift whereby Q3 estimated earnings per share will be less than Street expectations and Q4 stronger by a similar amount.

While our Q3 quarterly comp sales are in line with expectations of plus mid-single digits, we have taken the opportunity to take markdowns and move out some slow-moving goods as we enter our final fourth quarter of the fiscal year. Operator, we will now open it up to questions.

+++ q-and-a
Operator: (Operator Instructions). Edward Yruma, KeyBanc Capital.

Edward Yruma: Hi, thanks very much and congratulations on this acquisition. Can you tell us a little bit about Charming Shoppes and your view of SG&A? What type of -- how much of Charming Shoppes' existing SG&A is kind of store-related versus how much is kind of headquarters and back-office-related?

David Jaffe: I am going to turn that over to Eric Specter, the Charming CFO.

Eric Specter: Yes, good morning. (technical difficulty) in our recent 10-K, you will see that we do break out our corporate and shared service expenses, which are, of course, outside of operating the four walls of the store. And those dollars -- approximately that total is about $85 million for the past fiscal year.

Edward Yruma: And David, you have built out a very formidable shared services infrastructure. What capacity do you have within your existing infrastructure to take on a business of this size? And I guess are incremental investments needed for you to kind of layer this business on top of your existing infrastructure?

David Jaffe: You know what? I think those are terrific questions and I just wish I could answer them right now. We are in the very early stages of putting our integration plans together and I think that's something we are focusing on, but I really just can't give you any guidance on that yet.

Edward Yruma: Great. And one final question. You guys have obviously added plus size biz within core dressbarn, as well as maurices. Can you talk about your overlap with your existing banners and if you expect to have to make tweaks or do they actually serve different customer bases? Thank you.

David Jaffe: That is a good question. Certainly, with maurices, that is going after a twentysomething customer, so we think there is limited overlap, not particularly that it's a different customer, but also because of the real estate strategies, there is not a whole lot of overlap for that customer. So certainly, it is not zero, but it is minimal and we don't see any impact. We think it actually is a great opportunity for us to more clearly define the maurices versus the dressbarn women versus the Lane Bryant and Catherines and Fashion Bug brands.

So there is a little bit more on the dressbarn side, the dressbarn women's side and we are thinking that, over time, as we more clearly delineate those brands, we should be able to maintain two very separate merchandising organizations, which approaches.

Edward Yruma: Great, thank you.

Operator: Scott Krasik, BB&T Capital Markets.

Scott Krasik: Hi, everybody, can you hear me?

David Jaffe: Scott, yes.

Scott Krasik: Okay, thanks. Just in your review, David, at the beginning, you mentioned Fashion Bug and Figi's. You didn't mention Catherines. Is that because you aren't reviewing that in any way?

David Jaffe: No, we are not. We are excited to focus our energies on Lane Bryant and Catherines right out of the box. There is no question there. It is just that the other two, as I mentioned, they are a little bit -- Figi's is a little bit off of our core strategy and Fashion Bug, we just didn't really spend the same effort on it because we thought like I think most people that the business would be divested. Since it is not, we are now going to roll up our sleeves and learn the business and understand what the opportunities are there.

Scott Krasik: Okay. And then maybe this question is more for Anthony or Eric, but maybe talk about where Lane Bryant stands now relative to when it was achieving peak EBITDA in 2006, 2007. And given the moves you have made in the store portfolio, are there any barriers to meeting that or exceeding that in the near future?

Eric Specter: Scott, it's Eric. Certainly, we have still a gap to ultimately fill relative to your question about Lane Bryant's performance. They will use an EBITDA metric as a percent of sales. Certainly, it is hundreds of basis points below its peak back in 2006 and '07. And as we had in prior calls, Tony and I, as well as at any presentations, talked about some of the key initiatives. Particularly, you mentioned one of them -- the real estate actions of migrating from malls to strip centers and our ability to add several hundred basis points of margin, EBITDA margin to the revenue base of Lane Bryant.

So certainly, those plans now will be shared with David and his team, but clearly that opportunity to regain and potentially get to our pre-'06,'07 levels is certainly well within our three-year strategy.

Scott Krasik: Okay, and then just last, the Cacique brand, it sort of made a little name for itself. David, any opportunities to maybe bring Cacique to maurices or dressbarn to drive top line?

David Jaffe: It is a good question. I think initially the Cacique brand is part and parcel with Lane Bryant, so we want to make sure it is fully developed at Lane Bryant and it is not clear that you are going to be able to build out enough space or find enough space in the Lane Bryant -- I'm sorry -- the maurices or dressbarn women's stores to fit in the product and you can do just a cursory review of the product. You have got to be able to put in it in a big way the way Lane Bryant does.

So I am not sure that the space constraints are going to work, but I am also not sure from a marketing perspective that is what our customer would like to see. So we will study it and maybe even test it, but right now, it is very much on the front burner to look at, but not do anything on.

Scott Krasik: Okay, thanks and congratulations.

Operator: Neely Tamminga, Piper Jaffray.

Neely Tamminga: Good morning and congratulations to friends at both of these companies.

David Jaffe: Thanks, Neely.

Neely Tamminga: Yes, you bet. So here's -- I have one question for Eric and Tony and then another question for you, David. I will start with you. Path of integration, the roadmap, this is now the third one that you guys will be effecting in terms of integration. Does it make sense -- how should we be looking at the sales organization in the field and then maybe the real estate and back office and then sourcing and systems? Is there a logical path that we should be mindful of as you go through your roadmap?

David Jaffe: Well, certainly, to your first point, if you look at the field organizations, we feel that you are best served by keeping them separate. So our three brands and same with Charming Shoppes, all their brands have separate field organizations and I think that is important to maintain that.

The same with the merchandising organizations. I mean those front-end associates, as we call them, really need to be focused purely on their customer and we have very distinct customer segments.

On the back end, I think there are opportunities to integrate and that is where we are going to be spending a lot of time thinking about and then figuring out how we can take the business to the next level and then enhance our joint shared service model. There is a lot of ideas that are floating around in the short time that we have been together and we are going to continue to pass those out. I'm sure there's going to be a lot of white board sessions and all that. Stay tuned. We will have more to tell you in the coming months.

Neely Tamminga: Okay, that is helpful. So that's the first area really, it is the joint services, that you guys would be looking at in terms of timing. And then the second question I had for Eric and Tony, could you give us a sense, unless I missed it, but could you give us a sense as to how your current trends have been running, as well as are you comfortable with your inventory levels? And I am thinking specifically here just of Lane Bryant and Catherines businesses. Thanks.

Eric Specter: Neely, it's Eric. Again, I have to point us to our latest conference call, which completed the year-end and we won't be able to comment on any current performance here in our first quarter, which, of course, we will comply and be filing all the required Forms, 10-Q at the end of the month, the end of May. So I really can't further comment on the sales trends in the current quarter.

Neely Tamminga: Thank you.

Operator: Samantha Panella, Raymond James.

Samantha Panella: Thanks. Let me add my congratulations on this deal. I just want to clarify one thing. Just in terms of when you are thinking about the full year of integration, you are speaking about Ascena's fiscal '13 year assuming that this deal closes in the calendar second quarter?

David Jaffe: That is correct.

Samantha Panella: Okay. And then in terms of the financing for the deal, Armand, the $475 million in debt, what is the interest rate on that debt?

Armand Correia: Well, again, the financing is going to be broken down into two pieces. One piece will come from our existing ABL facility, which is a $250 million facility, which we are planning to draw down $175 million. The terms on that are L plus 200 to 250 basis points, LIBOR plus 200 to 250 basis points.

The term loan is going to be a six-year term loan. Obviously, we expect to pay that a lot faster than six years, hopefully a couple of years. But the terms on that loan, again, it is a $300 million term loan and we don't have the final numbers yet, but indication purposes from our bankers tell us that it could likely be in the range of LIBOR plus 325 to 350 basis points.

Samantha Panella: Okay, thank you. And then for Charming Shoppes, reading the recent 10-K, it looks like, with the convertible notes outstanding, that if a change of control were to take place, that you may be required to repurchase the notes. Is that the case? What is the plan for Charming Shoppes' debt?

Eric Specter: It is Eric. Again, you are correct, Neely. We have approximately $140 million of outstanding convertible notes and those notes -- the indenture calls for, on a change of control, that those noteholders would be paid at par at the closing of the transaction.

Samantha Panella: Thanks. And one last question regarding Fashion Bug, how many of those stores would you label as underperforming and how many of those stores are the leases up for renewal maybe in the next year or two?

Eric Specter: Well, we are currently, Neely, operating approximately 600 stores. Sam, I apologize.

Samantha Panella: No problem.

Eric Specter: And again, that was -- again, in our prior calls, we talked about getting to what we called our profitable base of stores. So we now are -- there is a handful, as you would always expect, with the real estate portfolio of 600. But they are substantially and again, I am going to use an EBITDA metric, all substantially all performing at some level of EBITDA contribution.

Samantha Panella: And then, I'm sorry, in terms of the renewal, leases up for renewal?

Eric Specter: Well, we have -- and again, we have -- again, referring to some of our prior calls, we have structured a very flexible lease structure whereby many of these stores have -- and when I say many, approximately half of these stores have the flexibility for us either having the right to terminate or there is natural expirations on those leases within the next year.

Samantha Panella: Great, thank you again so much.

Operator: Anna Andreeva, FBR Capital Markets.

Anna Andreeva: Great, thanks and congrats, guys, as well. Just curious, David, could you sort of compare and contrast the Charming Shoppes acquisition with maurices and Tween Brands? Like you said, this is the largest acquisition you guys have ever tackled, so you have had three very well-managed businesses. Previously now, it is going to be seven if you keep Figi's and Fashion Bug. I guess just maybe talk about that.

And then just kind of switching gears to Ascena near term, you talked about the shift between 3Q and 4Q. Maybe give us a little bit of color on what is driving the shortfall in the third quarter. And Armand, I think you talked about taking markdowns to move some of the slower-moving goods. So how are inventories at the end of the quarter and why I guess should we see some upside for the fourth quarter?

David Jaffe: All right, well, Anna, you have got a whole lot of questions there. I will start it off and talk about the style of this acquisition, comparing and contrasting with the other ones and then I will let Armand talk about the quarter.

The thing to understand about all three acquisitions is that we have been able to identify what I feel are terrific retail niches and then partner with the existing management team to develop a family of brands, as we like to say, that can be supported by our now our shared service model.

So the good news in all the situations is that there is very strong management in place. So as we look around, we feel very confident in the team that is here and we look forward to working with them to help them execute their plans and leverage and collaborate with them to get them to their desired levels of improvement even faster.

I think with maurices and Justice, there is probably, just due to the nature and the size of the business, it is probably much less on the back end and those were more, in maurices' case, just to unleash their potential, help them grow. Justice had been through a bit of a rough patch and they had committed to a turnaround plan and our timing happened to be pretty good and we just supported them as they executed an amazing turnaround.

And now here, you have got a business that also is in improvement mode, but it also has a shared service infrastructure and so does Ascena obviously. So we think not only do you have the potential of the brand growing both top line and improving their margins, but you also have the potential on the back end of figuring out ways to integrate the shared service model of both brands such that we can deliver services to the brands on what we call a faster, better, smarter basis. And with that, I will turn it over to Armand to talk about the numbers.

Armand Correia: Sure. So, Anna, let me stay with the inventory. As we ended the current third quarter, looking at all the brands, I feel very comfortable with both the level and the seasonality going into the fourth quarter. We will give you a lot more color when we do report our Q3 sales and earnings numbers on May 31. But looking out at the fourth quarter, we are estimating opportunities in all three brands for gross profit improvements over last year.

Last year, as we headed into the new fiscal year, we did take some, let's say, markdowns on certainly getting inventory levels down, as well as taking markdowns on slow-moving goods. We wanted to be very clean. I feel very comfortable again going into the fourth quarter with the kind of level and obviously, taking the markdowns on slow-moving goods. So I am looking at opportunities in the gross profit line in the fourth quarter.

Anna Andreeva: Terrific. Thanks so much.

Operator: Mark Montagna, Avondale Partners.

Mark Montagna: Hi, thank you. David, a question for you just dealing with Lane Bryant. They had, according to the 10-K, their intentions of rolling out a new prototype for the fall and then in coming years updating approximately about a third of the stores over the next few years. Do you think, with the new acquisition, are you going to reassess that, just kind of pass through a litmus test just to make sure it makes sense to roll this out going forward?

David Jaffe: Well, I would say, Mark, I can't wait to see the new prototype. I am a store design guy deep down and the initial things I've heard about it sound great. And I think just like Tony and Eric, I would say that let's get a bunch of them open and let's see the results and then we will reassess whether it is a rollout or you do a modified version of it or what have you. I think that is just retailing 101 and I think we wait and see, but we need to get a bunch of them opened first to have some datapoints to be able to look at.

Mark Montagna: Okay. Yes, that sounds like the typical discipline that you have had in the past. Then just the other question deals with Lane Bryant was planning I think it was about $30 million of CapEx for projects with the DC and some systems-type projects. Are you also going to be reassessing that because that is a very large commitment and with all the potential savings that you have as a huge company, would you kind of reassess that whole potential?

David Jaffe: Of course, Mark. We have a tremendous infrastructure now and we have got DCs and all sorts of things that we need to figure out how we can operate them most efficiently. Just to give you an example, currently, all our brands outsource e-commerce fulfillment and at some point, you look at the volume that we do, we think it makes sense to bring that in.

So there is a lot of discussion going on figuring out how we can operate most effectively. And while I am not going to promise any quick answers these are big decisions, big dollars, we are not going to just go ahead blindly with the existing transformation plan that Tony and Eric have talked about before. But certainly their research and study will be taken into account as jointly we figure out what is the right solution, not for Lane Bryant or dressbarn or this or that, but what is the right solution overall for Ascena.

Mark Montagna: Okay. And then last question actually is are you fully completed with all the projects that you had going on with Ascena with the data centers, the DC integrations, all of that stuff you could say is completed at this point?

David Jaffe: No. I wish we could say it is completely done. I think there's a few, like the big financial systems, projects, we think will be done at the end of our fiscal year this summer and there are some others that we're beginning and some others that we are cleaning up. But the good thing, Mark, is we have all these opportunities, so I don't ever want to be done. I just want to go from one to the next and the next and while there is some really good ones that we have been able to finish and get some great savings from it, I think there are more that we can do and really what this does, this transaction does is it gives the opportunity to kind of reset and think about all the opportunities together that we can do and then prioritize them and then go out and implement them as effectively as possible.

Mark Montagna: All right. That sounds great. Thank you, David.

Operator: Carla Casella, JPMorgan.

Carla Casella: Hi. I had a question on the 4400 store base. Is part of the synergy the opportunity to convert stores between the different brands and do you have restrictions in your leases as to whether you change a location to a different nameplate?

David Jaffe: (technical difficulty) possibly be a few stores that get converted, but that would be the rare exception rather than rule. Certainly, there have been no situations where we've talked about doing that. If it happens, it happens in one store in one division (technical difficulty) greatly underperforming and it might be repurposed as another one. And generally we have strong relations with our landlords. If you think about it, with 4400 stores, we are one of the bigger tenants out there and I think if we did want to switch, I would assume that most landlords would be happy to work with us.

Carla Casella: Okay, great. And then how much of your sourcing right now are common suppliers?

Unidentified Company Representative: Sourcing our common suppliers.

Carla Casella: Do you use any of the same suppliers?

David Jaffe: We don't think so. We don't have -- we haven't had the opportunity to compare the list yet, but nothing is jumping out at us for our big suppliers and that might be an opportunity. Certainly, something that we are going to consider looking into.

Carla Casella: Okay, great. Thanks a lot.

Operator: Steve Marotta, CL King.

Steve Marotta: Good morning, everybody. David, you mentioned that one of the goals for Lane Bryant would be to increase sales productivity. Actually, you mentioned it for all three divisions. But specific for Lane Bryant, how many stores do you think there could be domestically? Are there square footage growth opportunities?

David Jaffe: I think there are some store square footage growth opportunities for all our brands, not just Lane Bryant, but certainly Lane Bryant I think can continue to grow. There's about 800 stores or so and a bunch of those are in outlets run under the LBO flag.

So as we continue to see how that business with Cacique especially continues to improve, I think there's opportunity to put it into more markets, particularly as Lane Bryant looks to move from the malls into the strips I think there's more opportunities than we've got today.

Steve Marotta: Okay. And my follow-up question as it relates to Fashion Bug, and I know that there are different options for that particular division. Is running it in perpetuity as a turnaround project an option?

David Jaffe: I think at this point all options are on the table.

Steve Marotta: Okay, great. Thank you.

Operator: Janine Stichter, Telsey Advisory.

Janine Stichter: Hi guys, how are you. So my question was on the cost cuts at Charming Shoppes. I know you guys had identified about $25 million to $30 million in cost cuts and a lot of that was predicated on selling Fashion Bug. So is that something that's still in progress or is that kind of on hold until you figure out what you're going to do with Fashion Bug? And also I was just wondering if that is included in the expectation for basically breakeven to slightly accretive in the first year.

Anthony Romano: Janine, hi, it's Tony. So I think as David had mentioned earlier, the back-office work that we have been doing as it relates to the DC and our technology that we are going to need to take a step back to make sure that we are doing the right thing for the overall Company. So I am sure David's expectations are that we are going to achieve as good or not better savings than we would have achieved with our investments. But we certainly haven't worked through any of those details or been able to follow through on those discussions.

And the second part of the question, David, was -- is this sort of thought process part of why you're going to be accretive in the first year, the savings, (inaudible)?

David Jaffe: I think the savings are great and we haven't quantified them, but when you talk about savings, I think of those in terms of synergies. And just to be clear, it is a good question, Janine, we have not factored in any synergies into our analysis. So we believe that there are synergies. We have started looking at different ones.

I am sorry, the one exception to that is that there is an NOL that carries over and that has been factored into our numbers. Apart from that, none of the other synergies that we see have been factored into our statement that we believe that the acquisition will be neutral to slightly accretive in the first fiscal year.

Janine Stichter: So what tax rate should we be modeling for FY '13?

David Jaffe: I'll let Armand answer that one.

Armand Correia: That is a good question and my tax experts are going through that exercise as we speak. And we will probably share a little more color maybe after, let's say, hopefully as this deal gets closed.

Janine Stichter: Perfect. Sounds good. Thanks.

Operator: Steve Kernkraut, Berman Capital.

Steve Kernkraut: Hi, guys. Congratulations on a great deal it seems for both of you. Most of the questions have been really asked and you're probably limited what you could say, but should we anticipate that you guys will have post the closing of the deal similar to what you did on Justice, that you will have some big meeting where you will explain to the investment community what the synergies are and what the timing is and things like that so we could anticipate a meeting like that in August, September?

David Jaffe: I think that is a great thing to do, Steven and it was very effective when we did it with Justice and my sense is that fall would be a good time. It gives us a chance to kind of get through the summer, [throw] integration plans together. See how back-to-school is for some of our businesses where it is important, finish up the fiscal year and have all that behind us and then be able to talk and go into a lot of detail, not just about our results, but also about our plans for integration and each brand's initiatives and plans for the coming year.

Steve Kernkraut: So if something like that would happen, it wouldn't happen concurrent with the closing of the deal; it would be more of a fall event after back-to-school season's over?

David Jaffe: Yes, at this point, I think that closing the deal, if all goes well, it is going to be probably mid-June. I think that is way too premature, but I think by the time we get through our fiscal year and do something in October, we will be a lot smarter than we are now.

Steve Kernkraut: Okay, thanks a lot. Good luck, guys.

Operator: Travis Williams, Stephens.

Travis Williams: Thanks, guys and congrats, David and Tony. I was wondering maybe if, Tony, you could provide us with some updated data on the size of the plus market in the US and maybe the growth rate over the past few years. And then I know, David, you commented towards minimal customer overlap. I was wondering if maybe you might share with us from the loyalty programs of each of the companies what that actually looks like from a numbers standpoint.

And then my last question is just regarding potential to grow e-com business at the Charming Shoppes brands. You guys at Ascena have done a really remarkable job of growing the e-com business quite rapidly; whereas Charming's has been sort of flat for the last few years and that is basically it. Thanks.

Anthony Romano: Hi, Travis. It's Tony. Regarding the size of the plus size markets, it has been relatively flat in terms of dollars. As measured by NPD, it is $17.4 billion, but we like to also look at it based on women that wear sizes 14 and larger. One of the key things with NPD is that that is based on women self-identifying as plus and we all know that those answers aren't always exactly right on the mark.

So we also take a second look at NPD's data and look at all women wearing size 14 and larger and the market grows to $29 billion when you consider again all American women wearing size 14 and larger. And in fact, greater than 50% of American women wear size 14 or larger.

I think just briefly on the e-com business, we have actually had some nice success at Charming as well. Just last year, our e-com growth was 16% and represents 10% of overall sales of business. We do think there remains tremendous growth opportunity, but we have been excited about initiatives that we put on our e-com like our universal cart, like our free ship to store. We have international shipping and in fact, have recorded sales in 88 countries already in just six months without any aggressive advertising at all. I believe, David, you had another question.

Travis Williams: Thanks for that color, Tony.

David Jaffe: The other point I want to make about their e-commerce, it is already at 10%. And so with dressbarn and maurices, they are working off of a bit of a lower base. And while we are thrilled with the growth rate, they are not at 10%.

So while I agree with Tony, I think his customer will -- does enjoy shopping at home and I think you're going to continue to see that number grow to greater penetration than the 10% they've got. The dressbarn and maurices brands are still not at that level.

To your earlier question, Travis, the overlap with our (inaudible) is a good question. We have not done that exercise yet, but it is on our to-do list and I think just anecdotally, I would tell you that there is going to be some overlap, but we think it is going to be fairly minimal. We will keep you posted on that.

Travis Williams: Okay, and then just one follow-up that kind of came up. You mentioned sourcing maybe as a potential down the road, but can you just comment as to Charming Shoppes' sourcing, whether it is direct or agent for those of us that don't cover that company?

Anthony Romano: Yes, Travis. It's Tony. We have a direct sourcing office in Hong Kong and source about, in a combined basis, about 50% of our apparel overall on the direct source basis and the balance from agents in the New York marketplace, but it has been one of our initiatives to drive apparel sourcing to 80%. And that is some of the things that we meant when we talk about powerful combination perhaps just to give us an opportunity to increase that penetration all that much quicker, as well as working with the full Ascena family to see if there is not other leveraging and fabrics for those sorts of things.

Travis Williams: Sure. Great, thank you. Congrats.

Operator: [Bashin Shay], [Tullet Preemboppin].

Bashin Shay: Hi, good morning. So I think I may have missed the beginning of the call. You guys are going to be launching the tender offer the next 10 business days and you are expecting the deal to close by the end of June, is that correct?

David Jaffe: That is correct.

Bashin Shay: Okay, and you are not expecting -- and then HSR is the only regulatory approval that you need for the closing of the transaction?

David Jaffe: Yes, that is correct. (multiple speakers)

Bashin Shay: I'm sorry?

David Jaffe: So that is correct.

Bashin Shay: Okay, and you are not expecting any issues, it seems like, with that?

David Jaffe: No, definitely not.

Bashin Shay: Okay, thank you.

Operator: Mark Montagna, Avondale Partners.

Mark Montagna: Hi, just some follow-ups from some previous comments. When you mentioned that e-commerce was 10% of revenue at Charming Shoppes, does that include Figi or is that just 10% of your apparel brands?

Eric Specter: That is just 10%, Mark, of the apparel brands. Figi's in our 10-K is broken out separately as our direct business. Our e-com business is embedded within each of the brands' P&Ls.

Mark Montagna: Okay, that's great. And then just lastly, the NOL that you mentioned, can you tell us how much that is? What is the net cash value and are there any restrictions on you taking it all just in a one-year time period?

David Jaffe: I will let Armand handle that.

Armand Correia: Okay, let me see. Certainly, we can't take it all in on certainly one year, Mark. We estimate that the NOL value on a tax basis is going to be somewhere a little north of $40 million. And again, we are not going to be able to take that; it will be over a period of time.

Mark Montagna: Okay, thank you.

Armand Correia: And that will be baked into -- I think I had done a call before what our effective rate will be going forward that certainly will be baked into that.

Mark Montagna: Okay, that sounds great. Thanks.

David Jaffe: Well, I want to thank everyone for their interest. At this point, we are going to cut off and I do want to remind everybody that we have very limited ability to talk about this detail with the pending tender. So we are going to probably just go radio silent for a while and I am sure we will be back in touch at the time -- at the time we are able to talk in more detail. So again, thank you for your interest. We appreciate your support and signing off.

Operator: Thank you for your participation in today's conference. This concludes the presentation. You may now disconnect and have a great day.

# # #

The tender offer described herein has not yet been commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities of Charming Shoppes. At the time the tender offer is commenced, Ascena and its wholly owned subsidiary intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Charming Shoppes intends to file a Solicitation/Recommendation Statement on Schedule 14d-9 with respect to the tender offer. Ascena, its wholly owned subsidiary and Charming Shoppes intend to mail these documents to the shareholders of Charming Shoppes. These documents will contain important information about the tender offer, and shareholders of Charming Shoppes are urged to read them carefully when they become available. Shareholders of Charming Shoppes will be able to obtain a free copy of these documents (when they become available) and other documents filed by Charming Shoppes or Ascena with the SEC at the website maintained by the SEC at www.sec.gov. In addition, shareholders will be able to obtain a free copy of these documents (when they become available) from Ascena by contacting Ascena at 30 Dunnigan Drive, Suffern, NY 10901, attention: Investor Relations, or from Charming Shoppes by contacting Charming Shoppes at 3750 State Road, Bensalem, PA 19020, attention: Investor Relations.